Table of Contents

PROSPECTUS

2,213,334 Shares

NaPro BioTherapeutics, Inc.

COMMON STOCK

The selling stockholders identified in this prospectus may sell up to 2,213,334 shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol "NPRO". The last reported sale price of our common stock on the Nasdaq National Market on November 1, 2001 was $8.20 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is November 1, 2001

Table of Contents

Page

The Company

Risk Factors

Use Of Proceeds

Special Note Regarding Forward-Looking Statements

Selling Stockholders

Plan Of Distribution

Legal Matters

Experts

Where You Can Find More Information

Documents Incorporated by Reference

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

THE COMPANY

NaPro BioTherapeutics, Inc. is a biopharmaceutical company focused on the development, production and licensing of complex natural product pharmaceuticals as well as the development and licensing of novel genetic technologies for applications in human therapeutics and diagnostics, pharmacogenomics and agrobiotechnology. Natural product substances have been, and continue to be, the primary source of new prototype chemotherapeutic anti-cancer agents. Our lead product is paclitaxel, a naturally occurring chemotherapeutic anti-cancer agent found in certain species of yew, or Taxus, trees. In addition to our efforts with paclitaxel and genetics, we are also working on several types of compounds which we believe have promising activity as anti-cancer agents. We believe some of these agents function by new and novel mechanisms, which may increase their likelihood of success as new chemotherapeutics. We are also actively engaged in evaluating the in-licensing or purchase of potential new products and/or technologies, whether or not those products or technologies are derived from natural products. Our evaluations of new products and technologies may involve examination of individual molecules, classes of compounds or platform technologies, in the cancer field and otherwise. Acquisitions of new products or technologies may involve the purchase of, or merger with, other companies.

RISK FACTORS

In addition to the other information in this Prospectus, the following factors should be considered carefully by potential investors in evaluating an investment in the shares of common stock. See "Special Note Regarding Forward-Looking Statements" for additional factors relating to forward-looking statements.

WE HAVE INCURRED SUBSTANTIAL EXPENSE FOR RESEARCH AND DEVELOPMENT RELATED TO DRUG DEVELOPMENT, IMPROVING MANUFACTURING PROCESSES, CLINICAL TRIALS, AND OTHER DEVELOPMENT ACTIVITY AND, ACCORDINGLY, HAVE INCURRED SIGNIFICANT OPERATING LOSSES; SUCH LOSSES ARE EXPECTED TO CONTINUE.

We experienced operating losses of approximately $16.2 million and $10.8 million for the years ended December 31, 2000 and 1999. For the nine months ended September 30, 2001, we recorded an operating loss of $16.4 million, resulting in an accumulated deficit of $84.9 million. We expect that we will continue to have a high level of operating expense and will be required to make significant up-front expenditures in connection with our biomass procurement, product development and research and development activities. We anticipate that operating losses will continue until such time, if ever, as we are able to generate sufficient revenue to support our operations.

OUR PROSPECTS FOR SUCCESS ARE PRIMARILY DEPENDENT ON A SINGLE PRODUCT, PACLITAXEL.

Since inception, the majority of our resources have been directed toward the development and manufacture of paclitaxel. We have devoted our efforts to the development and implementation of our proprietary EIPTM technology and the development of our proprietary semisynthetic method for producing paclitaxel. We currently have no other drugs in clinical trials and have conducted very limited investigation into additional product possibilities. We cannot predict when, if ever, we will successfully develop any additional product candidates and any additional products. We are exclusively dependent on the sales of paclitaxel for revenue for the foreseeable future. We cannot assure that our paclitaxel will receive the necessary regulatory approvals, prove safe and effective, be capable of being produced in commercial quantities at acceptable cost or be successfully marketed by the strategic partners in the oncology market. The failure of paclitaxel to achieve any of the foregoing would have a material adverse effect on us and could result in our being forced to discontinue operations.

WE HAVE ENTERED INTO LONG-TERM AGREEMENTS WITH ABBOTT LABORATORIES, F.H. FAULDING & CO. LTD, TZAMAL PHARMA AND JCR PHARMACEUTICALS CO., LTD., AND OUR SUCCESS WITH PACLITAXEL WILL BE LARGELY DEPENDENT UPON THEIR EFFORTS.

Under long-term agreements, Abbott, Faulding, Tzamal and JCR have assumed control of much of the clinical and regulatory development and commercialization of paclitaxel in their respective territories, including conducting clinical trials and preparing and filing regulatory submissions. As a result, our future growth and profitability from the United States market will depend upon the successful completion of a joint drug development program with Abbott and regulatory and marketing approval of paclitaxel by the Food and Drug Administration followed by Abbott's successful marketing of the product and from markets other than the United States, Europe, Japan and Israel and on the success of Faulding and ourselves in obtaining regulatory approvals and marketing paclitaxel. Although paclitaxel is currently approved for commercial sale by Faulding in Australia and other countries in the Middle East, Latin America and Asia, we and Faulding are seeking approval in other countries in our defined territory. Our paclitaxel may not receive regulatory approvals in the primary world markets, including the United States and Europe.

WE HAVE LIMITED INDEPENDENT CAPABILITIES IN CLINICAL AND REGULATORY DEVELOPMENT AND MARKETING OF PHARMACEUTICALS AND ARE THEREFORE DEPENDENT ON OUR STRATEGIC PARTNERS.

We have limited independent clinical testing and marketing capabilities and experience and it is unlikely that we could achieve a sufficient independent level of such capabilities and experience in the short or medium term. If any of the agreements with the strategic partners were to be terminated, we cannot assure that we would be able to enter into new, comparable agreements, or establish our own marketing and sales force to market our paclitaxel effectively on a global basis and compete with Bristol-Myers Squibb Company and others, any of which would have a material adverse effect on our business, financial condition and results of operations. The agreements with our strategic partners are subject to termination under various circumstances. Faulding may terminate its agreement with us upon the occurrence of certain events. Abbott may terminate its agreement with us at any time with or without cause. JCR may terminate its agreement with us upon the occurrence of certain events. If any of the strategic partners terminates or breaches its agreement, such termination or breach could have a material adverse effect on us and could result in us being forced to discontinue operations. Sales of our paclitaxel to the strategic partners constituted virtually all of our revenue during the year ended December 31, 2000 and we expect that sales to and fees from the strategic partners will continue to constitute substantially all of our revenue for the foreseeable future.

ALTHOUGH WE HAVE CONSTRUCTED AND CURRENTLY OPERATE MANUFACTURING FACILITIES IN THE UNITED STATES, WE HAVE LIMITED EXPERIENCE IN PRODUCING PACLITAXEL IN LARGE-SCALE COMMERCIAL QUANTITIES ADEQUATE TO SUPPORT SALES IN A MAJOR MARKET.

Since inception, we have produced paclitaxel only in quantities necessary for research and clinical trials and for limited commercial sales by Faulding. We are currently expanding our existing paclitaxel manufacturing facilities and have initiated construction of an additional manufacturing facility. In order to increase our capacity to manufacture paclitaxel, we are currently developing a semisynthetic process. If we successfully develop a semisynthetic process and receive the required regulatory approvals, we intend to construct a semisynthetic manufacturing facility or outsource semisynthetic manufacturing. We cannot assure, however, that our manufacturing facilities will be adequate to supply the strategic partners' commercial long-term needs. In addition, we cannot assure that we will receive the necessary regulatory approvals for our manufacturing facilities or processes or those of outsourced vendors. Increased production volume may result in significant expense and is subject to numerous risks, including unanticipated problems and delays. We cannot assure that we will successfully increase our commercial production on a timely basis, if at all. Also, we cannot assure that we will be able to achieve at our facilities the product yields and operating efficiencies necessary to produce our paclitaxel at a competitive cost.

Our failure to successfully operate large-scale commercial manufacturing facilities at a competitive cost would have a material adverse effect on us.

THE PRODUCTION AND MARKETING OF PACLITAXEL AND OUR RESEARCH AND DEVELOPMENT ACTIVITIES ARE SUBJECT TO EXTENSIVE REGULATION BY MANY GOVERNMENTAL AUTHORITIES IN THE UNITED STATES AND OTHER COUNTRIES; FAILURE TO OBTAIN NECESSARY APPROVALS COULD DELAY OR PREVENT MARKETING OF OUR PRODUCTS.

In the United States, drugs are subject to regulation by the FDA. The Federal Food, Drug and Cosmetic Act, and the regulations promulgated under the Act, and other federal and state statutes and regulations govern, among other things, the testing, manufacture, quality, safety, efficacy, labeling, storage, advertising and promotion of pharmaceutical products. Product development within this regulatory framework takes a number of years and involves the expenditure of substantial resources. The marketing of drugs in the United States may not begin without FDA approval. We cannot be certain that we will obtain necessary regulatory approvals in the United States or other countries. Failure to obtain those approvals could delay or prevent marketing of our products.

EXISTING REGULATORY APPROVALS HAVE A DIRECT IMPACT ON THE CLINICAL AND MARKETING STRATEGY WE ARE PURSUING.

In December 1992, Bristol obtained NDA approval in the U.S. for its paclitaxel product. Under the Waxman-Hatch Act, a non-patented drug such as paclitaxel that gains approval through an NDA process is granted a five-year period of marketing exclusivity, which prevents approval of another party's ANDA for generic substitutes until such period of exclusivity expires. Bristol's exclusivity period in the United States expired in December 1997. However, additional Waxman-Hatch Act provisions may result in an additional 30 month delay in the approval of an ANDA if the sponsor (in this case Bristol) has listed a patent related to the product with the FDA, and institutes a lawsuit based on that patent prior to the time that a generic approval is received. Bristol currently has several patents related to paclitaxel listed. In March 2001, we and Abbott filed an ANDA for paclitaxel with the FDA. In June 2001, Bristol filed a lawsuit against Abbott based upon those patents in the U.S. District Court for the District of New Jersey. Accordingly, Abbott's ANDA approval in the United States could be delayed. A statute comparable to the Waxman-Hatch Act exists in Europe, although the related period of exclusivity is ten years. We believe that Bristol's European exclusivity period ends in 2003.

WE HAVE LITTLE EXPERIENCE IN RESEARCH AND DEVELOPMENT OF PHARMACEUTICALS USING OUR GENE ALTERATION TECHNOLOGY, OUR EFFORTS IN DEVELOPING THAT TECHNOLOGY MAY BE UNSUCCESSFUL AND WE MAY BE EXPOSED TO ADDITIONAL RISKS ASSOCIATED WITH THE DEVELOPMENT OF SUCH TECHNOLOGY.

Most of our experience with drug development is with oncology in general and paclitaxel in particular. While our commitment under the licensing agreement for the gene alteration technology is limited, it could expand significantly, diverting our available capital and management resources from our primary area of expertise. That, in turn, could have a material adverse effect on our drug development activities in the oncology field. Moreover, expansion of our drug development activities using gene alteration technology would result in risks associated with such technology becoming significant for us, including risks that the technology may never be commercialized, that adverse events in the field of gene therapy could negatively impact regulatory approval or public perception of potential products, that we could not cost effectively commercialize potential products and that we may be unable to obtain rights to other technologies necessary to further develop the gene alteration technology.

THE PHARMACEUTICAL INDUSTRY IS AN EXPANDING AND RAPIDLY CHANGING INDUSTRY CHARACTERIZED BY INTENSE COMPETITION FOR PRODUCT SALES, FINANCING, EXECUTIVE TALENT AND INTELLECTUAL PROPERTY.

We compete with all entities developing and producing therapeutic agents for cancer treatment, many of whom have much greater capital resources and research and development capabilities. Within the paclitaxel segment of the industry, the success of competitors in entering the market for paclitaxel may reduce our potential market share and reduce the price of our paclitaxel, each of which could have a material adverse effect on us. In addition, regulatory approvals and marketing are being handled by our strategic partners, Abbott, Faulding, Tzamal and JCR within their respective territories. Although we believe each of them have capable drug development and marketing abilities, we cannot assure that they will be capable or effective in gaining additional regulatory approvals on a timely basis, if at all, or be able to compete effectively with existing or new competitors within their territories.

Many of our competitors, most notably Bristol, Aventis and IVAX Corporation, have substantially greater capital resources, research and development capabilities, manufacturing and marketing resources and experience than we do. We expect Bristol to compete intensely to maintain its dominance of the paclitaxel market, including pursuit of an aggressive patent strategy. Our competitors may succeed in developing products that are more effective or less costly than any that we may develop and may gain regulatory approval before we do. Many companies and research institutions are also seeking means to obtain paclitaxel and taxanes from renewable biomass components of yew trees and other sources in order to increase paclitaxel yields, avoid environmental concerns and reduce the cost of biomass. In addition, we are aware of several potential competitors that have developed and patented or are developing various processes for producing paclitaxel and paclitaxel-related substances synthetically and semisynthetically, which may allow such competitors to produce a low-cost paclitaxel. The manufacture of taxane derivatives, analogs or other anti-cancer drugs that are more effective than paclitaxel in treating cancer could have a material adverse effect on us.

OUR SUCCESS DEPENDS, IN PART, ON OUR ABILITY TO OBTAIN PATENTS, MAINTAIN TRADE SECRET PROTECTION AND OPERATE WITHOUT INFRINGING ON THE PROPRIETARY RIGHTS OF THIRD PARTIES.

Where appropriate, we seek protection of our proprietary technology by applying for patents in the United States and abroad. We own patents and patent applications in the United States and in other countries. Additionally, we have obtained licenses from third parties to use their proprietary technology, for which patent applications have been filed in the United States and in certain other areas of the world. We expect to make such additional filings as we believe appropriate. The majority of these patents and applications relate to certain paclitaxel formulations, methods of administration or uses of paclitaxel or both, paclitaxel analogs and related compounds, and methods for paclitaxel and taxane manufacture. We cannot assure that either our or our licensors' existing patent applications will become issued patents or that, if issued, the coverage claimed in the applications will not be significantly reduced prior to issuance. We cannot assure that we will be able to obtain any necessary or desired additional licenses to patents or technologies of others or that we will be able to develop our own additional patentable technologies. In addition, we cannot assure that future patents issued to us, if any, will provide us with competitive advantages, that products or processes covered by such patents will not be challenged as infringing upon the patents or proprietary rights of others or that any such patents will not be invalidated, or that the patents or proprietary rights of others will not have a material adverse affect on our ability to do business.

In September 2000 we and Abbott filed a patent infringement suit in the U.S. District Court for the District of Colorado against Bristol alleging infringement of U.S. Patent numbers 5,972,992 and 5,977,164 which relate to paclitaxel. In November 2000 we amended the complaint to add U.S. Patent number 6,140,359 to our claims of patents that Bristol is infringing. Bristol has asserted defenses that if successful, would result in the invalidity or unenforceability of the patents. A finding of invalidity or unenforceability of the patents could have a material adverse affect on us. The trial is set for June 2002.

In June 2001 we and Abbott filed a patent infringement suit in the United States District Court for the Western District of Pennsylvania against Mylan Laboratories, Inc. The suit alleges infringement of U.S. Patent numbers 5,733,888 and 6,140,359 which relate to paclitaxel. Mylan has asserted defenses that if successful, would result in the invalidity or unenforceability of the patents. A finding of invalidity or unenforceability of the patents could have a material adverse affect on us.

In July 2001 we were successful in opposing European Patent number 0 584 001, issued to Bristol relating to methods of administering paclitaxel, the active ingredient in Bristol's anticancer drug, TAXOL®, in Europe. The European Patent Office ruled that this patent is now invalid. A related United Kingdom administration patent we opposed last year was similarly revoked by the United Kingdom courts.

Much of our proprietary technology, including much of our EIPTM technology, is not protected by patents and is held by us as trade secrets. Our success will depend in part on our ability to protect the trade secrets relating to extracting, isolating and purifying paclitaxel as well as to other technology. We rely on proprietary know-how and confidential information and employ various methods, such as entering into confidentiality and non-compete agreements with our employees and with third parties to whom we divulge proprietary information, to protect the processes, concepts, ideas and documentation associated with our technologies, including our paclitaxel production process. These methods may afford incomplete protection and we cannot assure that we will be able to protect adequately our trade secrets or that other companies will not acquire information that we consider to be proprietary. The inability to maintain our trade secrets for our exclusive use could have a material adverse effect on us.

We are aware of competitors and potential competitors who are pursuing patent protection for various aspects of the extraction, preparation, formulation, administration and production of natural, semisynthetic and synthetic paclitaxel. If our technology, products or activities are deemed to infringe the rights of others, we could be subject to damages or prevented from using such technology, or we could be required to obtain licenses to use such technology. We cannot assure that any such licenses would be made available on terms acceptable to us, if at all. If we were unable to obtain such licenses or were prevented from using our technology, we could encounter significant delays in product market introductions while we attempted to design around the patents or rights infringed, or could find the development, manufacture or sale of products to be foreclosed, any of which would likely have a material adverse effect on us. In addition, we could experience a loss of revenue and may incur substantial cost in defending ourselves and indemnifying Faulding or Abbott in patent infringement or proprietary rights violation actions brought against them. We may also incur substantial cost in asserting claims against third parties to prevent the infringement of our patents and proprietary rights by others. Participation in such infringement proceedings may have a material adverse effect on us, even if the eventual outcome is favorable.

OUR CAPITAL REQUIREMENTS HAVE BEEN AND WILL CONTINUE TO BE SIGNIFICANT; WE MAY BE UNABLE TO RAISE SUFFICIENT FUNDS AND RAISING SUCH FUNDS MAY HAVE ADVERSE CONSEQUENCES.

Pharmaceutical development is a costly and time-consuming process. The amount and timing of future capital expenditures will depend upon numerous factors, including:

  the cost of manufacturing scale-up for paclitaxel

  the development of new products and technologies

  the acquisition of new products and technologies

  the cost of manufacturing resources for new products and technologies the nature of our relationship with our strategic partners the progress of our research and development programs

  the magnitude and scope of these activities

  changes in manufacturing processes

  competing technological and marketing developments

  changes in or terminations of existing strategic relationships

We plan to seek long-term financing should such financing become available on acceptable terms. We may need to attract substantial amounts of capital and cannot assure that we will be able to do so.

Depending on the factors described above, we may need to raise substantial additional funds. If additional funds are raised by issuing equity securities, further dilution to stockholders will result. Debt financing, if available, may involve restrictive covenants. If adequate funds are not available, we may obtain funds through arrangements with strategic partners or others that may require us to relinquish rights to certain of our technologies, any one of which could have a material adverse effect on our operations. Our failure to raise capital when needed would have a material adverse effect on our business, financial condition and results of operations, and could result in us being forced to reduce or discontinue our operations.

MOST OF OUR CURRENT REVENUE IS SUBJECT TO THE RISKS ASSOCIATED WITH FOREIGN BUSINESS.

For the year ended December 31, 2000, sales of our paclitaxel into foreign markets accounted for approximately 98% of our revenue. We anticipate that a significant portion of our revenue will continue to be derived from sales of our products in foreign markets through at least the year ending December 31, 2001. A substantial portion of our revenue and operations will thus continue to be subject to the risks associated with foreign business, including economic or political instability, shipping delays, changes in foreign regulatory laws governing sales of drugs, fluctuations in foreign currency exchange rates and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. Future imposition of, or significant increases in, the level of customs duties, export quotas, drug regulatory restrictions or other regulatory or trade restrictions could have a material adverse effect on us.

OUR BUSINESS EXPOSES US TO POTENTIAL PRODUCT LIABILITY RISKS THAT ARE INHERENT IN THE TESTING, MANUFACTURING, MARKETING AND SALE OF THERAPEUTIC PRODUCTS.

While we will continue to take precautions that we deem appropriate, we cannot assure that we will be able to avoid significant product liability exposure. Pursuant to the agreements with our strategic partners, we are required to indemnify them for any defect in the paclitaxel that is shipped to them. Under such agreements, we will be indemnified by the strategic partners against certain product liability claims brought against us to the extent such liability is a result of actions by the strategic partners once they receive our paclitaxel from us. We currently maintain product liability insurance in the amount of $5.0 million per policy year. Product liability insurance for the pharmaceutical industry, however, generally is expensive, to the extent it is available at all. We cannot assure that we will be able to maintain such insurance on acceptable terms, that we will be able to secure increased coverage as the commercial approval process for our paclitaxel progresses or that our insurance policy will provide adequate protection against potential claims. A successful claim brought against us in excess of our insurance coverage or a product recall could have a material adverse effect on our business, results of operations and financial condition.

WE ARE HIGHLY DEPENDENT UPON THE SERVICES OF OUR SENIOR EXECUTIVES AND CERTAIN KEY SCIENTIFIC PERSONNEL, PARTICULARLY OUR CHAIRMAN AND CHIEF EXECUTIVE OFFICER, LEONARD P. SHAYKIN, AND OUR VICE CHAIRMAN AND PRESIDENT, STERLING K. AINSWORTH.

We maintain a key-man life insurance policy on the life of Dr. Ainsworth in the amount of $3.0 million. We have entered into employment contracts with Mr. Shaykin, Dr. Ainsworth, and certain other of our senior executives that expired in October 2001, and the loss of the services of any of these senior executives or other of our key employees could have a material adverse affect on our business, financial condition and results of operations. In addition, Mr. Shaykin serves us on a part-time basis and has obligations that could divert his attention from our affairs to our detriment.

OUR EXECUTIVE OFFICERS AND DIRECTORS BENEFICIALLY OWNED APPROXIMATELY 14% OF THE COMMON STOCK, AND TWO INSTITUTIONAL INVESTORS EACH BENEFICIALLY OWNED MORE THAN 5% OF THE COMMON STOCK AS OF APRIL 2001.

If such stockholders were to act in concert with respect to our operations, they would be in a position generally to substantially influence our affairs. In addition, Dr. Hayes, one of our directors, receives compensation for consulting services provided to us, and MediScience Associates, of which Dr. Hayes, one of our directors, is president, provides consulting services to us. We cannot assure that conflicts of interest will not arise with respect to the foregoing or that such conflicts will be resolved in a manner favorable to us.

CERTAIN PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION, BYLAWS AND SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW COULD DISCOURAGE POTENTIAL ACQUISITION PROPOSALS AND COULD DELAY OR PREVENT A CHANGE IN CONTROL.

Our board of directors, without further stockholder approval, may issue blank check preferred stock that could have the effect of delaying or preventing a rapid change in control of us as well as adversely affecting the voting power of the holders of common stock, including the loss of voting control to others. In addition, our Certificate of Incorporation and Bylaws provide for a classified board of directors consisting of three classes of directors serving staggered terms. Our directors may be removed only for cause by stockholders holding not less than 80% of the shares entitled to elect the director or directors whose removal is sought.

We have adopted a stockholder rights plan having both "flip-in" and "flip-over" provisions. Existing stockholders as of a selected record date received the right to purchase a fractional share of preferred stock at a purchase price of $60 for each share of common stock held. For the "flip-in" provision, the rights would become exercisable only if a person or group acquires beneficial ownership of 20% or more of the outstanding common stock. In that event, all holders of rights other than the person or group who acquired the threshold percentage of 20% or more would be entitled to purchase shares of common stock at a substantial discount to the then current market price. This right to purchase common stock at a discount would be triggered as of a specified number of days following the passing of the threshold percentage. For the "flip-over" provision, if we were acquired in a merger or other business combination or transaction, the holders of such rights would be entitled to purchase shares of the acquirer's common stock at a substantial discount.

In addition, employment agreements with our senior executives provide for continuation of salary and other benefits in the event employment is terminated under certain circumstances, including a change of our control.

INVESTORS PURCHASING COMMON STOCK WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.

The current market price for the common stock is substantially higher than the current adjusted net tangible book value per share of common stock. Therefore, investors purchasing shares (at current market prices) will incur immediate and substantial dilution.

THE MARKET PRICE OF THE COMMON STOCK HAS BEEN, AND WILL LIKELY CONTINUE TO BE, VOLATILE.

Factors such as our financial results, introduction of new products by us or our competitors, results of clinical trials, government regulations, developments in patent and other proprietary rights, developments in our relationships with strategic partners, public concern as to the safety and efficacy of paclitaxel and various factors affecting the biotechnology or pharmaceutical industries generally, may have a significant impact on the market price of the common stock. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies (particularly of small and emerging growth companies, the common stock of which trade on the Nasdaq Stock Market) have experienced wide price fluctuations that have not necessarily been related to the operating performance of such companies. An increase in the number of shares of common stock that may become available for sale in the public market may adversely affect the market price prevailing from time to time of the common stock in the public market and could impair our ability to raise additional capital through the sale of our equity securities.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve known and unknown risks, including, without limitation, statements containing the words "believes", "anticipates", "estimates", "may" and words of similar import or statements of management's opinion or statements that are not historical fact. Such forward-looking statements include, among others:

  statements concerning our plans, objectives and future economic prospects, such as matters relative to developing new products;

  the availability of patent and other protection for our intellectual property;

  the completion of regulatory filings;

  the prospects for and timing of regulatory approvals;

  the need and plans for and availability of additional capital;

  the amount and timing of capital expenditures;

  the timing of product introductions and sales;

  the availability of raw materials;

  prospects for future operations; and

  other statements of expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, the following:

  the inability to obtain regulatory approvals for paclitaxel or a delay in such approvals;

  competition from Bristol and other existing and new producers of paclitaxel and other drugs;

  technological advances in cancer treatment and drug development that may obsolesce paclitaxel;

  the risks associated with patent litigation;

  the ability to obtain rights to technology;

  the ability to obtain, maintain and enforce patents;

  the ability to maintain trade secrets;

  the ability to obtain raw materials and commercialize manufacturing processes;

  the effectiveness of our paclitaxel and other pharmaceuticals we develop in treating disease;

  the results of preclinical and clinical studies;

  the results of research and development activities;

  the ability to purchase or license new products;

  the successful development of new products;

  the business abilities and judgment of our management and other personnel;

  the ability to hire skilled personnel to perform research and development and to run our manufacturing operations;

  the ability of contract manufacturers to perform adequately under anticipated contracts;

  the decision-making processes of regulatory agencies;

  changes in and compliance with governmental regulations;

  the effect of capital market conditions and other factors on capital availability;

  the ability of Abbott, Faulding, Tzamal and JCR to perform their obligations under their existing agreements with us;

  our ability to perform our obligations under our existing and future agreements;

  our limited relevant operating history upon which an evaluation of our prospects can be made;

  the effect on sales, cash flow and earnings from foreign exchange rate fluctuations;

  adverse economic and general business conditions;

  and other factors referenced in this prospectus.

These factors are not intended to be an all-inclusive enumeration of the business risks we face. Reference is also made to the risk factors discussed above. The forward-looking statements included in this report represent our view as of the date of this prospectus. The reader should not assume that the statements made herein remain accurate at any future date. We do not intend to update these statements and undertake no duty to any person to make any update under any circumstance.

SELLING STOCKHOLDERS

A total of up to 2,213,334 shares of our common stock are being offered by the selling stockholders. 2,000,000 of the shares were purchased from us in a private placement that closed on November 16, 2000; 100,000 of the shares are subject to an unexercised warrant delivered to the placement agent in the private placement; 13,334 of the shares are subject to an unexercised warrant issued in 1993; and 100,000 of the shares were acquired from us in an unrelated transaction in exchange for a license of certain gene alteration technology. We have filed with the Commission, under the Securities Act, a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares from time to time as described below under "Plan of Distribution."

The number of shares shown in the following table as being offered by the selling stockholders are included in the registration statement of which this prospectus forms a part.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering	Percentage of Class Owned After Offering

Gryphon Master Fund, LP	302,100	300,000	2,100	*
KCM Biomedical, LP	226,500	226,500	0	*
KCM Biomedical Offshore Fund, Ltd	200,300	20,300	0	*
The FMG Bio-Med Hedge Fund Ltd	3,200	3,200	0	*
State of Wisconsin Investment Board	2,164,500	600,000	1,564,500	6.0%
S.A.C. Capital Associates, LLC	370,000	20,000	350,000	1.0%
SDS Merchant Fund, LP	100,000	100,000	0	*
Narragansett I, LP	78,000	78,000	0	*
Narragansett Offshore, Ltd.	122,000	122,000	0	*
Edward O. Thorp & Associates, LP	200,000	200,000	0	*
North Olmsted Partners, LP	60,700	50,000	10,700	*
Lancaster Investment Partners, LP	100,000	100,000	0	*
Rainbow Trading Corporation	40,000	40,000	0	*
BioCapital Investments, LP	100,000	100,000	0	*
Ascend Offshore Fund, Ltd.	28,000	28,000	0	*
Ascend Partners, LP	12,000	12,000	0	*
Jesse B. Shelmire	42,500	42,500	0	*
Scott R. Griffith	42,500	42,500	0	*
Griffith Shelmire Partners, Inc.	15,000	15,000	0	*
Arthur D. Harrison	22,334	13,334	9,000	*
Eric Kmiec	16,270	16,270	0	*
Howard Gamper, Jr.	5,906	5,906	0	*
Michael Rice	8,147	8,147	0	*
University of Delaware	49,252	49,252	0	*
Thomas Jefferson University	8,550	8,550	0	*
Samuel Roberts Noble Foundation	11,875	11,875	0	*

* Less than 1%.

PLAN OF DISTRIBUTION

The selling stockholders' shares may be offered and sold from time to time at the discretion of the selling stockholders on the Nasdaq National Market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale hereunder. The selling stockholders' shares may be sold by one or more of the following methods including, without limitation:

  a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus ordinary brokerage transactions and transactions in which the broker solicits purchases face-to-face transactions between sellers and purchasers without a broker/dealer.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. These brokers or dealers may receive commissions or discounts from selling stockholders in amounts to be negotiated. These brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them, and the pledgees, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling stockholders hereunder. In addition, a selling stockholder may, from time to time, sell short our common stock, and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered hereby may be used to cover such short sales.

Sales of selling stockholders' shares may also be made pursuant to Rule 144 under the Securities Act, where applicable. The selling stockholders' shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will receive no proceeds from the sale of the selling stockholders' shares by the selling stockholders. The shares may be sold from time to time in one or more transactions at a fixed offering price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling stockholders or by agreement between a selling stockholder and its underwriters, dealers, brokers or agents.

To the extent required under the Securities Act, the aggregate amount of selling stockholders' shares being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder or purchasers of selling stockholders' shares or both, for whom they may act. In addition, sellers of selling stockholders' shares may be deemed to be underwriters under the Securities Act, and any profits on the sale of selling stockholders' shares by them may be deemed to be discount commissions under the Securities Act. Selling stockholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business.

From time to time one or more of the selling stockholders may transfer, pledge, donate or assign selling stockholders' shares to lenders, family members and others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of selling stockholders' shares beneficially owned by those selling stockholders who so transfer, pledge, donate or assign selling stockholders' shares will decrease as and when they take such actions. The plan of distribution for selling stockholders' shares sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

Including and without limiting the foregoing, in connection with distributions of the common stock, a selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such selling stockholder. A selling stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. A selling stockholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon a default may sell or otherwise transfer the pledged common stock.

We are bearing all costs relating to the registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling stockholders in excess of an agreed threshold. Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholder selling such shares.

We have agreed to indemnify some of the selling stockholders in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

Cooley Godward llp, Denver, Colorado, has passed upon the validity of the shares of common stock on our behalf.

EXPERTS

The consolidated financial statements of NaPro BioTherapeutics, Inc. appearing in NaPro BioTherapeutics, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room:

450 Fifth Street, N.W. Room 1024 Washington, D.C.

Please call the Commission at 1-800-SEC-0330 for more information on its public reference room. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

  Our Annual Report on Form 10-K for the year ended December 31, 2000;

  Our Current report on Form 8-K filed on November 7, 2000;

  Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

  The description of our common stock included in the Registration Statement on Form 8-A filed June 17, 1994, as amended on July 27, 1994;

  The description of our Rights to Purchase Class B Junior Participating Preferred Stock filed on Form 8-A filed November 26, 1996; and

  Our Definitive Proxy Statement for our 2001 Annual Meeting of Stockholders filed April 30, 2001.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this Prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information that has been incorporated by reference into this Prospectus (not including exhibits to such information unless such exhibits are specifically incorporated by reference into such information). Any such request should be directed to NaPro BioTherapeutics, Inc., 6304 Spine Road, Unit A, Boulder, Colorado 80301. Telephone: (303) 516-8500, Attention: Investor Relations. Such information also is available at the Commission's site on the World Wide Web, the address of which is http://www.sec.gov.

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We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of our common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.